Exhibit 99.4

Holder Account Number Security Class 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Annual General and Special Meeting of Shareholders to be held on April 16, 2014 06MA14107_0112KA This Form of Proxy is solicited by and on behalf of Management. Fold Fold Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 XXX 000001 123 CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER 123456789012345 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identifi ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 AM (Pacifi c Time) on April 14, 2014.

MR SAM SAMPLE

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Appointment of Proxyholder

I/We, being holder(s) of Coastal Contacts Inc. (the "Company") hereby appoint: Gary Collins, or failing him, Nicholas Bozikis,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders (the "Meeting") of the Company to be held at the offices of McCarthy Tétrault LLP at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, on April 16, 2014 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Plan of Arrangement

The approval of a statutory plan of arrangement under section 192 of the *Canada Business Corporations Act* by way of a special resolution of the holders of Common Shares, the full text of which is set forth in Appendix C to the Management Information Circular.

For	Against
☐	☐

2. Election of Directors

Nominee	For	Withhold
01. Roger V. Hardy	☐	☐
02. Murray McBride	☐	☐
03. Michaela Tokarski	☐	☐
04. Jeffrey Mason	☐	☐
05. John Currie	☐	☐
06. Jeff Booth	☐	☐
07. Neel Grover	☐	☐

3. Appointment of Auditor

The appointment of KPMG LLP, Chartered Accountants, as Auditor of Coastal Contacts Inc. for the ensuing year.

For	Withhold
☐	☐

4. Executive Compensation

The approval, on an advisory basis (and not to diminish the role and responsibilities of the Board of Directors of Coastal), of Coastal's approach to executive compensation.

For	Against
☐	☐

Fold

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

KCOQ 049243 XXXX AR0 999999999999

06MA14107_0112LB